UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras Announces Results of ANP Bidding Round

—

Rio de Janeiro, October 8, 2026 – Petróleo Brasileiro S.A. (Petrobras) announces that it participated in the 4th Production Sharing Permanent Offer Cycle and the 6th Concession Permanent Offer Cycle promoted by Brazil’s National Agency for Petroleum, Natural Gas and Biofuels (ANP).

In the 4th Production Sharing Permanent Offer Cycle, the company acquired the Azurita block in the Campos Basin and the Cruzeiro do Sul block in the Santos Basin, both with a 100% participating interest.

The percentage of profit oil to be allocated to the Federal Government was the sole criterion adopted by the ANP to determine the winning bid, while the signature bonus amount had been previously established in the bidding terms.

The table below summarizes Petrobras' results in the ANP's 4th Production Sharing Permanent Offer Cycle:

Sedimentary Basin	Block	Consortium Composition	Government Profit Oil Share	Petrobras Share of Signature Bonus (R$)
Campos	Azurita	Petrobras* 100%	30.00%	98,365,884.50
Santos	Cruzeiro do Sul	Petrobras* 100%	15.27%	134,035,000.00
Total	-	-	-	232,400,884.50

*Operator

In the 6th Concession Permanent Offer Cycle, Petrobras acquired the blocks C-M-111, C-M-159, C-M-113, C-M-115, C-M-161, C-M-163, C-M-165, C-M-214, C-M-216, C-M-281, C-M-283, and C-M-352 in the Campos Basin, all with a 100% participating interest.

In the Ceará Basin, Petrobras acquired, as operator, the blocks CE-M-471, CE-M-473, CE-M-475, CE-M-477, CE-M-537, CE-M-539, and CE-M-665, with a 70% participating interest, in partnership with QatarEnergy Brasil Ltda. (30%).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

In the 6th Concession Permanent Offer Cycle, the evaluation criteria consisted of the signature bonus and the Minimum Work Obligation (MWO) to be carried out in each block, expressed in Work Units (WUs), which encompasses the activities to be performed during the exploration phase.

The table below summarizes Petrobras' results in the ANP's 6th Concession Permanent Offer Cycle:

Sedimentary Basin	Blocks	Consortium Composition	Total MWO (WUs)	Petrobras Share of Signature Bonus (R$)
Ceará	CE-M-471, CE-M-473, CE-M-475, CE-M-477, CE-M-537, CE-M-539 and CE-M-665	Petrobras* 70% QatarEnergy 30%	780	R$ 19,922,000.00
Campos	C-M-111, C-M-159, C-M-214, C-M-113, C-M-115, C-M-161, C-M-163, C-M-165, C-M-216, C-M-281, C-M-283 and C-M-352	Petrobras* 100%	4003	R$ 2,966,928,361.10
Total	-	-	-	R$ 2,986,850,361.10

*Operator

The total amount of signature bonuses to be paid by the company by December 30, 2026, in connection with the 21 blocks awarded is R$ 3,219,251,245.60, considering both bidding cycles.

Participation in these Permanent Offer Cycles is aligned with the company’s long-term strategy and strengthens Petrobras’ position as the leading operator of ultra-deepwater oil fields, enhancing reserve replacement opportunities for the company’s future.

Petrobras participated selectively in the auctions, securing the addition of more than 18,000 km² to its exploration portfolio.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 8, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer